UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

Date of Report: September 11, 2019

Commission File Number: 001-34104

NAVIOS MARITIME ACQUISITION CORPORATION

7 Avenue de Grande Bretagne, Office 11B2

Monte Carlo, MC 98000 Monaco

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

☒  Form 20-F            ☐  Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes   ☐            No  ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes  ☐            No  ☒

This Report on Form 6-K is hereby incorporated by reference into the Navios Maritime Acquisition Corporation Registration Statements on Form F-3, File Nos. 333-170896 and 333-214739.

On August 29, 2019, Navios Maritime Acquisition Corporation (“Navios Acquisition”) entered into a sixth amendment (the “Sixth Amendment”) to the Management Agreement (as amended, the “Management Agreement”) with Navios Tankers Management Inc. The Sixth Amendment, among other changes, extends the duration of the Management Agreement until January 1, 2025, with an automatic renewal for an additional five years, unless earlier terminated by either party, and provides for payment of a termination fee by Navios Acquisition in the event the Management Agreement is terminated on or before December 31, 2024. The Sixth Amendment also sets forth the management fees for the period through December 31, 2019 and the two-year period commencing January 1, 2020, which management fees exclude dry-docking expenses, which are reimbursed at cost by Navios Acquisition: (a) $7,150 and $7,225, respectively, daily rate per owned LR1 product tanker vessel; (b) $6,500 and $6,825, respectively, daily rate per owned MR2 product tanker vessel and chemical tanker vessel; and (c) $9,500 and $9,650, respectively, daily rate per VLCC tanker vessel; and (d) effective in both periods, $50 per vessel daily rate for technical and commercial management services. Commencing January 1, 2022, the fees described in subsections (a) through (c) are subject to an annual increase of 3%, unless otherwise agreed. The Sixth Amendment is attached as Exhibit 4.1 to this report on Form 6-K (this “Report”) and is incorporated herein by reference.

On August 29, 2019, Navios Acquisition also entered into a second amendment (the “Second Amendment”) to the Administrative Services Agreement (as amended, the “Administrative Services Agreement”) with Navios Tankers Management Inc. to extend the duration of the Administrative Services Agreement until January 1, 2025, with an automatic renewal for an additional five years, unless earlier terminated by either party. The Second Amendment also provides for payment of a termination fee by Navios Acquisition in the event the Administrative Services Agreement is terminated on or before December 31, 2024. The Second Amendment is attached as Exhibit 4.2 to this Report and is incorporated herein by reference.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, the registrant has duly caused this Report to be signed on its behalf by the undersigned, thereunto duly authorized.

NAVIOS MARITIME ACQUISITION CORPORATION

Date: September 11, 2019	By:	/s/ Angeliki Frangou
Angeliki Frangou
Chairman and Chief Executive Officer

EXHIBIT INDEX

Exhibit No.	Exhibit

4.1	Amendment No. 6 to the Management Agreement, dated as of August 29, 2019

4.2	Amendment No. 2 to the Administrative Services Agreement, dated as of August 29, 2019